Filed Pursuant to Rule 433
Registration Statement No. 333-155635
April 2, 2009
Coca-Cola Bottling Co. Consolidated
$110,000,000 7.00% Notes due 2019
Pricing Term Sheet

Issuer:	Coca-Cola Bottling Co. Consolidated

Security:	7.00% Notes due 2019

Size:	$110,000,000

Maturity Date:	April 15, 2019

Coupon:	7.00%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2009

Price to Public:	98.238%

Benchmark Treasury:	UST 2.750% due February 15, 2019

Benchmark Treasury Yield:	2.752%

Spread to Benchmark Treasury:	+ 449.8 bps

Yield:	7.25%

Make-Whole Call:	T + 50 bps

Expected Settlement Date:	April 7, 2009

CUSIP:	191098 AJ 1

Anticipated Ratings:	Baa2 (Stable) by Moody’s Investors Service, Inc. BBB (Stable) by Standard & Poor’s Ratings Services

Joint Book-Running Manager:	Citigroup Global Markets Inc. Wachovia Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets J.P. Morgan Securities Inc. Rabo Securities USA, Inc.

Use of Proceeds:	Coca-Cola Bottling Co. Consolidated will use the net proceeds to repay at maturity a portion of the $119.3 million aggregate principal amount outstanding of its 6.375% Debentures due May 1, 2009.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Wachovia Capital Markets, LLC toll free at 1-800-326-5897 or SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786.